SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 11, 2009

Press Release dated June 12, 2009

Press Release dated June 26, 2009

Press Release dated June 30, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: June 30, 2009

Not for publication, distribution, directly or indirectly, in the United States, Canada, Australia and Japan or to US persons.

Eni corporate bond: euro 1 billion bonds for Italian retail investors

  Potential increase of the offer up to euro 2 billion in case of excess of demand
  Minimum subscription size of euro 2,000 (with possible increase of euro 1,000 each), 6-year maturity (due on July 2015)
  Possible choice between fixed-rate and floating-rate bonds

San Donato Milanese (Milan), June 11, 2009 - CONSOB (the Italian Stock Exchange Regulator) approved the prospectus relating to the offering of a maximum aggregate amount of euro 1 billion Eni bonds reserved exclusively for Italian retail investors. Such amount may be increased up to euro 2 billion in case of excess of demand. Both fixed-rate and floating-rate bonds can be subscribed with distributor banks. The proceeds of the offer, approved by the Eni Board of Directors on April 23, 2009, will be used for operating management purposes, included the refinancing and the consolidation of short term debt.

Offering period and minimum subscription size
The offer period is from June 15 to July 3, 2009, with the exception of early closures and subscriptions made online and through IFAs, for which the offer period is lower according to the conditions set out in the prospectus. Investors can subscribe to the fixed or floating-rate bonds with a minimum investment of euro 2,000, equal to 2 bonds, with the potential to increase their subscription further by at least 1 bond, with a par value of euro 1,000 per bond.

Placement: acceptance, maturity and trading
Subscribers will not be charged of any subscription fees or commissions. Both fixed-rate and floating-rate bonds have a 6-year maturity (due on July 2015) and the principal will be repaid in full at maturity. The bonds will be listed on the Mercato Telematico delle Obbligazioni (MOT), organised and managed by Borsa Italiana SpA, where the investors will be able to trade their bonds. The coupon amount relating to the bonds is intended to be gross of any applicable tax due under Italian taxation laws applicable at the time of payment. The current substitutive tax rate applicable to bond interest is equal to 12.5%.

Fixed-rate bonds
Interest will be paid to the bondholders annually in arrears. The coupon amount on the fixed-rate bonds (Eni TF 2009/2015) will be announced within 5 days following the offering period by means of a notice published on "Il Sole 24 ORE" and/or "Milano Finanza" or on a financial newspaper with nationwide distribution, as well as specific notice spread by Borsa Italiana. Such coupon will be calculated as the sum of the 6-year mid swap rate and an additional spread between 85 and 135 basis points to be defined at the end of the offering period. Since January 1 to June 1, 2009, the 6-year mid swap rate ranged from a low of 2.822% to a high of 3.459% (Source: Bloomberg).

Floating-rate bonds
Interest will be paid to the bondholders semi-annually in arrears. For the entire life of the floating-rate bonds (Eni TV 2009/2015), the coupon amount will be calculated as the sum of the 6-month EURIBOR and a spread, which will be included in a range of 85 and 135 basis points, to be determined at the end of the offering period. Interest will be calculated on the basis of the actual number of days in the interest period. The spread will be announced within 5 days following the offering period by means of a notice published on "Il Sole 24 ORE" and/or "Milano Finanza" or on a financial newspaper with nationwide distribution, as well as specific notice spread by Borsa Italiana. Since January 1 to June 1, 2009, the 6-month EURIBOR rate ranged from a low of 1.434% to a high of 2.971% (Source: Bloomberg).

Underwriting and placement syndicate
Banca IMI (Intesa Sanpaolo Group) and Bayerische Hypo- und Vereinsbank AG, Milan Branch ("UniCredit"), (UniCredit Group) act as joint lead managers and offering coordinators. The bonds will be distributed by a placement and guarantee syndicate coordinated and directed by Banca IMI e UniCredit and composed of BNP Paribas, CENTROBANCA - Banca di Credito Finanziario e Mobiliare SpA - GRUPPO UNIONE DI BANCHE ITALIANE and MPS Capital Services - Gruppo Montepaschi, as well as a list of other distributors. The complete list will be filed with CONSOB, deposited at the registered office of the Company and published on "Il Sole 24 ORE" and/or "Milano Finanza" or another financial newspaper with nationwide distribution within the first day prior to the beginning of the offering period. Such a notice will also specify the distributors which will place the bonds on-line to the public at large.

DISCLAIMER: It may be unlawful to distribute this announcement in certain jurisdictions. These written materials are not for distribution in the United States, Canada, Australia or Japan. The information contained herein does not constitute an offer of securities for sale in the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities mentioned herein have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the account or benefit of US persons absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the securities mentioned herein in the United States.

Eni: clarification on bond offer

San Donato Milanese (Milan), June 12, 2009 - With reference to some reports in the press today, Eni clarifies that, as outlined in the prospectus, the spread that will determine the coupon amount of both bonds offered – fixed-rate and floating-rate – will be between 85 and 135 basis points.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Not for publication, distribution, directly or indirectly, in the United States, Canada, Australia and Japan or to US persons.

Il presente comunicato stampa non può essere pubblicato, distribuito o trasmesso direttamente o indirettamente, negli Stati Uniti, in Canada, Australia o Giappone o a persone così dette "US Persons", ai sensi del US Securities Act del 1933, come modificato.

Eni successfully closes the retail bond offering period
Demand reaches euro 5.8 billion

  Annual actual gross yield of the Fixed rate bonds: 4.020% calculated as the sum of the 6-year mid swap rate and an additional 89 basis points
  Additional spread of 89 basis points on the Floating rate bonds

San Donato Milanese (Milan), June 26, 2009 - Eni informs, in agreement with the joint lead managers, Banca IMI and UniCredit, that it has successfully closed the offering period for the fixed rate bonds (called "Eni TF 2009/2015") and the floating rate bonds (called "Eni TV 2009/2015"), totally reserved to Italian retail investors.
In light of the significant retail demand, reaching euro 5.8 billion, Eni placed the maximum aggregate nominal value of the offering, equal to euro 2 billion.

As a result, the aggregate offering nominal value issued is (i) euro 1 billion for the fixed rate bonds, placed to 89,864 investors and (ii) euro 1 billion for the floating rate bonds, placed to 73,027 investors.

A) Fixed rate bonds "Eni TF 2009/2015"
The fixed rate bonds pay a coupon amount at a yearly nominal interest rate of 4.000% and the subscription price is equal to 99.90% of the nominal value. The annual actual gross yield is 4.020%, equal to 6-year mid swap rate plus a spread of 89 basis points.
The issue and interest commencement date of the fixed rate bonds is June 29, 2009; the maturity date is June 29, 2015 (6 years).

B) Floating rate bonds "Eni TV 2009/2015"
The floating rate bonds pay a coupon amount equal to the 6-month EURIBOR plus an additional spread of 89 basis points and the subscription price is equal to 100% of the nominal value.
The issue and interest commencement date of the floating rate bonds is June 29, 2009; the maturity date is June 29, 2015 (6 years).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

DISCLAIMER: It may be unlawful to distribute this announcement in certain jurisdictions. These written materials are not for distribution in the United States, Canada, Australia or Japan. The information contained herein does not constitute an offer of securities for sale in the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities mentioned herein have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the account or benefit of US persons absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the securities mentioned herein in the United States.

Eni completes the euro 4.5 billion sale of Italgas and Stogit

San Donato Milanese (Milan), June 30, 2009 - Following the agreements signed with Snam Rete Gas on February 12, 2009 and disclosed to the market on February 12 and 16, 2009, Eni announces that it has today completed the sale of its 100% stake in the joint stock of the companies Italgas, a leading operator in gas distribution in Italy, and Stogit, the leading operator in natural gas storage in Italy.

Snam Rete Gas paid euro 1,587 million for the sale of Stogit and euro 2,922 million for the sale of Italgas. The total of both these amounts has already been paid in cash.

These amounts take into account the definitive value of the total net financial position of the two sold companies as at December 31, 2008, the total of the dividends related to the 2008 financial year and distributed by Stogit and Italgas to Eni, as well as the accrued financial burdens, in accordance with the contracts signed on February 12, 2009.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.it